

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2023

Tony Sage
Executive Chairman
Critical Metals Corp.
c/o Maples Corporate Services (BVI) Limited
Kingston Chambers, PO Box 173, Road Town
Tortola, British Virgin Islands

> **Re: Critical Metals Corp.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed February 14, 2023**
> **File No. 333-268970**

Dear Tony Sage:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2023 letter.

Amendment No. 1 to Form F-4

What are the U.S. federal income tax consequences if I do not exercise my redemption rights and instead participate..., page 23

1. We note your revised disclosure in response to prior comment 4. Please revise to clarify that counsel will opine that the Business Combination should qualify as part of an exchange described in Section 351 of the Code. Please also discuss here and in a new risk factor the potential adverse consequences to those participating in the Business Combination if it does not qualify as part of an exchange described in Section 351 of the Code.

Marshall & Stevens Opinion, page 46

2.	We note your response to prior comment 7, and we re-issue the comment.  Please ask the advisor to remove from the opinion the disclaimer regarding reliance, and make corresponding revisions to the related proxy statement / prospectus disclosure.  In the alternative, disclose the legal basis for your and the advisor's belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority providing such a defense.

Unaudited Pro Forma Condensed Combined Financial Information, page 55

3.	We note you revised your presentation of basic and diluted profit per share on pages 59 and 64.  Please address the following:

	•	From your audited financial statements for Sizzle Acquisition Corp. and European Lithium AT (Investments) Limited, there is no indication the amounts included in the financial statements are in thousands of dollars.  However, on pages 51 and 52 you disclose the amounts are in thousands of dollars.  Please clarify if the amounts included in the financial statements are in thousands of dollars and revise any inconsistencies throughout the filing.
	•	Confirm the amounts for each of the per share amounts are correct and revise if necessary.  In this regard, you disclose a pro forma income after tax from continuing operations, assuming no redemption, of $3,737,025 and 84,223,309 basic weighted average shares.  Based on these amounts, it appears the basic profit per share would be $0.04 per share.  Similar revisions may be necessary for each basic and diluted per share calculation.

The Business Combination Proposal
Background of the Business Combination, page 119

4.	Your revised disclosure reflects that prior to signing the definitive agreement, Sizzle agreed to use commercially reasonable efforts to renegotiate with Cantor to reduce the deferred underwriting fee to an amount reasonably acceptable to Sizzle and EUR.  Please revise to disclose any such discussions or negotiations.

The Weinebene and Eastern Alps Projects, page 200

5.	We note your inclusion of the Weinebene project on the map in response to comment 20, locating your Weinebene project adjacent to your Wolfsberg project. Please verify your statement, the Weinebene project is 20 kilometers east of the Wolfsberg project, adjacent to Schamberg and not 2.0 kilometers east as indicated by your map, naming convention, and technical report summary.  Please revise your text as necessary.

Mineral Resources, page 212

6.     We note your response to comment 23 and your inclusion of a lithium carbonate price in this section. We partially re-issue comment 23. Please modify your filing to include the price of a spodumene concentrate.

7.     We note you response to comment 24 indicating the requested information was added to your filing. However all operating costs and conversion parameters for a spodumene concentrate conversion to lithium carbonate salable product are missing and as a result you have failed to demonstrate economic viability. We re-issue comment 24. Please disclose your mining, processing, G&A, transportation and conversion costs/parameters to demonstrate economic viability. In addition, we note your statement the mineral resource has demonstrated reasonable prospects for economic extraction based on a non S-K 1300 compliant pre-feasibility study conducted in 2018. Please provide supplementally a copy of this pre-feasibility study with a complete cash flow analysis.

Mineral Resource Statement
Wolfsberg Summary and Conclusion, page E-67

8.     We note your response to comment 27 that the technical report summary has been updated to state that test work regarding potential metallurgical recoveries is ongoing, and the section is not currently intended to provide a view on potential recoveries. We re-issue comment 27. Please provide your QP's opinion on the adequacy of the metallurgical data and test work for resource determination. In addition, please disclose how you determined your metallurgical recovery of ROM ore was 75.4% to produce a 6% spodumene concentrate.

Exhibit 96.1
Mineral Resource Statement, page E-79

9.     We note your response to comment 28 indicting dilution was the primary factor influencing economic viability. However your failure to provide all the necessary parameters for your cutoff calculation, such as all salable product prices, metallurgical recoveries, operating costs (Mining, Processing, and G&A), transportation, etc. and a discussion the calculation methodology does not support your assertion of economic viability for your resource estimate. Please provide disclosure demonstrating your cutoff grade calculation with supporting economic and operational parameters or remove all resource disclosure from your technical report summary.

Exhibit 96.1
Market Studies, page E-86

10.    We note your response to comment 29 indicating Table 16-14 contains your forecast prices for lithium carbonate and spodumene concentrates. Please disclose the product specifications for Technical Grade SC5, Chemical Grade SC6, and Technical Grade

Lithium Carbonate and state the marketing area (e.g. Europe, N.A., China) for these pricing forecasts. In addition, you have stated that feldspar and quartz are by-products from your waste streams and will offset your operating costs and add to your revenues. Please include your forecast prices for these by-products.

General

11.    We note you have removed disclosure illustrating the post-Closing share ownership of Pubco under a 50% redemption scenario. Please revise to include such information or tell us why you believe it is not material to investors.

12.    Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis that also includes interim redemption levels.

13.    We note your revised disclosure in response to prior comment 6 discloses the dilutive effect of Earnout Shares in the Maximum Redemption Scenario and reissue the comment in part. Please revise to disclose the dilutive effect of your earnout shares at each redemption level detailed in your sensitivity analysis, including the interim and no redemption scenarios.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 for engineering related questions. Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:    Matthew Gray, Esq., of Ellenoff Grossman & Schole LLP